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                                                                    EXHIBIT 23.7




                          INDEPENDENT AUDITORS' CONSENT


The Board of Directors
Westport Resources Corporation:

We consent to the use of our report dated February 21, 2003 with respect to the consolidated balance sheet of Westport Resources Corporation as of December 31, 2002 and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended, and to the use of our report dated November 27, 2002 with respect to the combined statements of revenues and direct operating expenses for certain oil and natural gas properties and mid-stream gathering and compression assets, acquired by Westport Resources Corporation from certain affiliates of El Paso Corporation, for the nine months ended September 30, 2002 and the years ended December 31, 2001 and 2000, each incorporated herein by reference.

/s/ KPMG LLP

Denver, Colorado
June 3, 2003